Forethought Life Insurance Company

October 24, 2023

VIA EDGAR

Emily Rowland

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:           Forethought Life Insurance Company

Registration Statement on Form S-1

File No. 333-275098

Dear Ms. Rowland:

Please accept this letter as an amendment to the Registration Statement on Form S-1 (File No. 333-275098) as filed with the Securities and Exchange Commission on October 20, 2023 to include the delaying amendment language required by Rule 473 of the Securities Act of 1933, as amended, as follows:

"The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine."

If you have any questions regarding this filing, please feel free to contact me at 860-325-1538.

Very truly yours,

/s/ Sarah M. Patterson

Sarah M. Patterson

Managing Director, General Counsel for Individual Markets And Assistant Secretary